Exhibit 99.1

IMV Inc. Announces Partial Exercise of Option to Purchase Additional Shares in
Connection with Underwritten Public Offering of Common Shares

Dartmouth, Nova Scotia; March 11, 2019 – IMV Inc. (“IMV” or the “Corporation”) (NASDAQ: IMV; TSX: IMV), a clinical-stage immuno-oncology corporation, is pleased to announce that the underwriters of its previously announced underwritten public offering (the “Offering”) of common shares have partially exercised their option to purchase additional common shares, resulting in the issuance of an additional 504,855 common shares of the Corporation at a price of C$5.45 per share for additional gross proceeds of approximately C$2.75 million. As a result of the exercise of this option, the Corporation has raised total gross proceeds of approximately C$29.46 million from the Offering, before deducting the underwriting commissions and Offering expenses.

The Corporation intends to use the net proceeds of the Offering to accelerate the development of DPX-Survivac in combination with Keytruda as part of the basket trial select advanced or recurrent solid tumours in bladder, liver (hepatocellular carcinoma), ovarian or non-small-cell lung cancers, as well as tumours shown to be positive for the microsatellite instability high biomarker and for general corporate purposes.

Wells Fargo Securities and Raymond James acted as joint book-running managers for the Offering. B. Riley FBR acted as co-manager.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2018 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Prospectus”) dated June 5, 2018. A preliminary prospectus supplement relating to the Offering was filed on February 28, 2019 with the securities commissions in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador in Canada, and with the SEC in the United States, and a final prospectus supplement relating to the Offering (the “Supplement”) was filed on March 1, 2019 with the securities commissions in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador in Canada, and with the SEC in the United States. The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Wells Fargo Securities, Attn: Equity Syndicate, 375 Park Avenue, New York, NY 10152, by telephone at (800) 326-5897, or by email at cmclientsupport@wellsfargo.com or from Raymond James, Attn: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716, or by telephone at (800) 248-8863, or e-mail at prospectus@raymondjames.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About IMV Inc.

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies in collaboration with Merck.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to known and unknown risks and uncertainties affecting the Corporation, including access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

###

Contacts for IMV:

MEDIA
Andrea Cohen, Sam Brown Inc.
T: (917) 209-7163 E: AndreaCohen@sambrown.com

INVESTOR RELATIONS
Marc Jasmin, IMV Senior Director, Investor Relations
T: (902) 492-1819 E: info@imv-inc.com

Source: IMV Inc.